Exhibit 99.1

Date:	April 2010

Re:	Shareholder Update

At the 2010 Operations Conference in Los Angeles on Saturday, April 24, executive chairman Ross Grieve announced a resolution of the board of PCL Employees Holdings Ltd. (PCLEH) to move forward with the steps necessary to permit PCLEH to discontinue reporting requirements with the U.S. Securities and Exchange Commission (SEC).

In 2005, PCLEH followed through on a mandatory registration with the SEC. This registration required that we publicly post a significant amount of financial and strategic information. We have now determined that by changing certain aspects of the PCLEH corporate structure, we may terminate that registration and the requirement to post this information publicly. These steps will further reinforce our employee ownership structure.

PCLEH shareholders will receive comprehensive information about this proposal within the next several weeks containing details on how and why this change process is being undertaken. It is important to note that this change process will require the approval of PCLEH shareholders.